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JULIE.GAO@SKADDEN.COM

PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

HAIPING LI *

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com CONFIDENTIAL June 17, 2015

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Dietrich King, Assistant Director

David Lin, Staff Attorney

Amit Pande, Accounting Branch Chief

Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yirendai Ltd. (CIK No. 0001631761)
Response to the Staff’s Comment Letter Dated April 27, 2015

Dear Mr. King, Mr. Lin, Mr. Pande and Mr. Phippen:

On behalf of our client, Yirendai Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 27, 2015. Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Securities and Exchange Commission

June 17, 2015

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to include the Company’s financial statements for the first quarter of 2015 and reflect the Company’s recent developments.

On or about the date hereof, on behalf of the Company, we will also supplementally submit to the Staff industry backup materials supporting the various industry information and third-party statements in the Revised Draft Registration Statement, pursuant to Rule 418 promulgated under the Securities Act.

*        *        *

Prospectus Summary, page 1

1.	We note your response to comment 2. Please explain to us in greater detail how you ensure that your online marketplace does not facilitate investments by investors located in the United States. For example, please address in your response whether a PRC citizen transiently visiting the United States would be prohibited from participating in loan transactions on your platform, including offers and sales of loans in your secondary loan market.

The Company respectfully advises the Staff the following: first, the Company’s online consumer finance marketplace requires an investor to hold and provide his/her PRC ID card when the investor registers with the platform for investment, and second, the Company prohibits a user from participating in loan transactions on its online consumer finance marketplace if the Company’s online platform detects that the user visits the platform from a U.S. internet protocol (IP) address. Given these measures, when a PRC citizen who is transiently located in the United States visits the Company’s online platform from a U.S. IP address and attempts to participate in a loan transaction, the Company’s online platform will block the user from accessing his/her registered user account on the platform, and therefore prohibit the user from participating in any loan transactions on the platform, including application for loans, investment in loans and sales of loans in the secondary loan market.

The Company also respectfully advises the Staff that only PRC citizens are permitted to hold valid PRC ID cards issued by relevant local PRC authorities, and that mainland China does not recognize dual citizenships, which means a PRC ID card holder may not be a citizen of another country/region at the same time.

Securities and Exchange Commission

June 17, 2015

Our Industry, page 2

2.	We note your response to comment 7. To help provide context for investors regarding your use of data for the United States market, please revise to disclose your belief that the United States market provides a good proxy for the way in which China’s consumer finance market will develop and explain the basis for the same, as you have done in your response.

In response to the Staff’s comment, the Company has revised its disclosure in the Industry section on page 100 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates – Allowance for uncollectible accounts receivable, page 83

3.	We note your response to comments 19 and 29 and the revised disclosures made on pages 84 and 112. Your revised disclosure on page 84 states that starting from January 1, 2015, you have established an allowance for uncollectible accounts receivable based on estimates, historical experience and other factors surrounding the credit risk of specific clients when specific collection issues are identified. Please address the following:

•	Revise to clarify whether your methodology applies ASC 310-10-35, ASC 450-20, or both.

•	As it relates to your determination of any general reserve pursuant to ASC 450-20, please significantly enhance your disclosure to address how receivables with similar characteristics are grouped to be collectively evaluated (e.g., specifically address the different proprietary grades discussed in response to comment 29 as well as loan type, past-due status, and other risks).

•	Enhance your discussion of allowance for uncollectible accounts receivable process to include as appropriate but not limited to: how loss rates are determined (e.g., historical loss rates adjusted for environmental factors or migration analysis); detailed descriptions of qualitative factors considered (e.g., industry, geographical, economic, and political factors); and the interplay between your allowance methodology and the new credit enhancement services in the form of a risk reserve fund.

Securities and Exchange Commission

June 17, 2015

The Company respectfully advises the Staff that as of March 31, 2015, all the Company’s accounts receivable balance of US$22.7 million represents revenue recognized prior to January 1, 2015. Because these accounts receivable were guaranteed by Tian Da Xin An, no allowance was recorded as of March 31, 2015.

On January 1, 2015, the Company stopped arranging guarantees through Tian Da Xin An for the default loans and the Company’s transaction fee receivables from borrowers and switched to a new credit enhancement service in the form of a financial guarantee, which the Company refers to as the risk reserve fund. In the absence of the guarantee arrangement with Tian Da Xin An for the transaction fee receivables, the management of the Company believes that collectability is no longer reasonably assured prior to collection. The Company offers loan origination services matching lenders with borrowers, servicing of the loans, and the new credit enhancement services. Under the new credit enhancement model, if a loan originated on the platform after January 1, 2015 defaults, the Company pays the principal and accrued interest of the default loan up to a maximum cap. As a result, the Company recognized a stand-ready liability related to the risk reserve fund service as the higher of the fair value of the future repayments and the probable contingent liability amount required to be recognized at inception of the guarantee in accordance with the guidance in ASC460-10-30-3. As a result, transaction fees collected upfront are recognized as revenue only to the extent they exceed the stand-ready liabilities related to the risk reserve fund upon completion of the origination service. Other service fees are recognized as collected. There are no accounts receivable recorded as of March 31, 2015 for loans originated after January 1, 2015.

Business

Superior user experience, page 100

4.	We note your revised disclosure in response to comment 20. Please further revise to clarify and quantify, as applicable, the parameters that iResearch used to identify the industry peers having “significant transaction value,” “well-known brand names,” and a “meaningful number of participants”.

In response to the Staff’s comment, the Company has further revised its disclosure on page 106 of the Revised Draft Registration Statement.

Securities and Exchange Commission

June 17, 2015

Continue to define industry best practices in China, page 101

5.	We note your revised disclosure in response to comment 21. Please further revise the prospectus to disclose that when the China Guangfa Bank arrangement becomes operational, the company does not expect the service fees to be paid will account for a material portion of its total operating costs and expenses, as indicated in your response letter.

In response to the Staff’s comment, the Company has revised its disclosure on page 108 of the Revised Draft Registration Statement.

Proprietary Credit Scoring Model…, page 110

6.	Please revise the table at the bottom of page 111 to clarify what you mean by the following terms, with quantification of any relevant parameters:

•	premium credit card holder;

•	high income;

•	healthy purchasing pattern;

•	healthy credit card behavior;

•	stable purchasing pattern;

•	stable credit card behavior; and

•	selected industries.

The Company respectfully advises the Staff that each of the referenced parameters means the following:

•	“premium credit card holder” means a credit card holder with a credit card limit of no lower than RMB70,000 (US$11,292);

•	“high income” means monthly after tax income of no less than RMB10,000 (US$1,613);

•	“healthy purchasing pattern” means a purchase pattern with online merchants, which includes, among others, an online purchasing history of no shorter than four years;

•	“healthy credit card behavior” means a credit card related behavioral pattern which includes, among others, consistent on-time payments and a relatively low level of average credit utilization;

•	“stable purchasing pattern” means a purchase pattern with online merchants which includes, among others, an online purchasing history of no shorter than two years;

•	“stable credit card behavior” means a credit card related behavioral pattern which includes, among others, consistent on-time payments and a moderate level of average credit utilization; and

Securities and Exchange Commission

June 17, 2015

•	“selected industries” means certain preferred industry categories that the Company believes to be more creditworthy which includes, for instance, commercial banks.

In response to the Staff’s comment, the Company has further revised its disclosure on page 119 of the Revised Draft Registration Statement to reflect the above-mentioned detailed information on each of the referenced parameters.

The Company further advises the Staff that further details or quantified information on each of the referenced parameters in addition to what has been set forth above and disclosed in the Revised Draft Registration Statement are sensitive commercial information of the Company which the Company has been keeping confidential and needs to continue to keep confidential for competitive purposes. The Company believes that disclosure of further details or quantified information on the referenced parameters would not be material to investors in making a decision whether to invest in the Company, nor would such disclosure be necessary for the protection of investors, in light of the existing disclosure of the Company’s business operations and financial position, and in particular the proposed disclosure of the nature of each of the referenced parameters or the minimum standards that a borrower must meet in order to fall under any of the four pricing grades, in the Revised Draft Registration Statement. The Company believes divulging the precise terms, quantified information or further details is not material for investors’ investment decisions. The Company believes that the parties that are most likely to benefit from public disclosure of such sensitive commercial information would be the actual and potential competitors of the Company who could use the information to the detriment of the Company’s interests.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

7.	We note your disclosure in various parts of the filing including pages 5, 28 and 74 that you have completed your carve-out from CreditEase in the first quarter of 2015, and all of your online consumer finance marketplace business is carried out by your own subsidiaries and consolidated variable interest entity. Based on the above it appears that the reorganization referenced in the preface to the to-be-issued audit report is complete. Please revise your filing to include a signed and unrestricted audit report or tell us why such a report is not required.

The Company respectfully advises the Staff that a signed and unrestricted audit report has been included on page F-2 of the Revised Draft Registration Statement.

Securities and Exchange Commission

June 17, 2015

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-8

8.	We note your response to comment 38, and specifically with respect to the control of CreditEase your conclusion that Mr. Ning Tang controls the board of directors, which is the governing body of CreditEase, and therefore controls CreditEase under the voting interest consolidation model. In order for us to more fully understand your analysis and conclusion in this regard, please describe for us in more detail the process you went through, including the significant judgments and assumptions you made, in determining that Mr. Ning Tang controlled CreditEase despite holding 43%, or less than a majority, of the voting interest considering the guidance in ASC 810-10-15-8. Also refer to ASC 810-10-25 and tell us how you evaluated the rights of the remaining shareholders holding 57% of the outstanding voting power of CreditEase and the preferred directors in determining whether any of these rights might affect Mr. Tang’s ability to direct or control CreditEase under the voting interest consolidation model.

The Company respectfully advises the Staff that upon revisiting and reviewing the facts, the Company believes that it is appropriate to consider Heng Cheng as a variable interest entity (“VIE”) that should be consolidated by the CreditEase group before and after the signing of the VIE arrangements in February 2015 (the “Reorganization”). The conclusion drawd from this VIE analysis is consistent with that under the voting interest model as discussed below.

Heng Cheng was established on September 15, 2014 as the entity operating the business that is currently conducted by the Yirendai group (the “Yirendai Business”) in the PRC and in contemplation of raising capital for the Yirendai Business through an initial public offering. In order to comply with the restrictions on foreign ownership of internet-based businesses under the current PRC laws and regulations, CreditEase designated Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian, three PRC citizens, as the shareholders of Heng Cheng (collectively, the “three designated shareholders”) on behalf of CreditEase. The capital injected into Heng Cheng by the three designated shareholders was provided by Puxin Hengye Technology Development (Beijing) Co., Ltd. (“Puxin Hengye”), a subsidiary of CreditEase, in the form of a loan. In addition, the loan agreement between each of the three designated shareholders and Puxin Hengye stipulated that the sole purpose of the loan was to inject into Heng Cheng as capital in the name of the three designated shareholders on behalf of CreditEase, and that Puxin Hengye had the right to request the three designated shareholders transfer a portion or all of the equity ownership to Puxin Hengye or any third party designated by it with no consideration.

Securities and Exchange Commission

June 17, 2015

Based on the loan agreements, the three designated shareholders of Heng Cheng lack the character of being obliged to absorb the expected losses of Heng Cheng, as the cash was provided by Puxin Hengye. As a result, Heng Cheng should be regarded as a VIE according to ASC 810-10-15-14 (b)(2). Furthermore, the three designated shareholders are considered de facto agents of CreditEase under ASC 810-10-25-43, as their equity interest in Heng Cheng was received through a loan extended by CreditEase, and Mr. Tang and Mr. Kong are a director and an employee of the CreditEase group, respectively. CreditEase and the three designated shareholders, as a group, held the power to direct the activities of Heng Cheng that most significantly impact its economic performance, and had the obligation to absorb losses of Heng Cheng that could potentially be significant. As a result, according to ASC 810-10-25-44, CreditEase should consolidate Heng Cheng, as CreditEase was the principal in the de facto agency relationship with the three designated shareholders.

In February 2015, soon after the establishment of Heng Ye, the wholly foreign-owned enterprise of the Company, based on an agreement between Heng Ye and Puxin Hengye, the loan for capital injection into Heng Cheng referenced above was assigned from Puxin Hengye to Heng Ye. Moreover, the control over Heng Cheng was transferred to Heng Ye as well through the VIE arrangements entered into with Heng Cheng, which is considered a contribution to the Yirendai group.

As a result, Heng Cheng is a VIE consolidated by CreditEase before and after signing the new VIE arrangements in February 2015, and the Reorganization should be accounted for as a transaction under common control. Heng Cheng was consolidated in the financial statements of the Yirendai group before and after the signing of the new VIE arrangements.

The Company respectfully advises the Staff that Note 1 in the Revised Draft Registration Statement has been revised to reflect the facts provided above. The Company has also clarified in Note 1 that the Reorganization was a reorganization of entities under common control of CreditEase.

Although the Company believes that the analysis under VIE model is the appropriate one under the circumstances, the Company would like to confirm to the Staff that it has reached the same conclusion that Heng Cheng and CreditEase are under common control through its initial assessment under the voting interest model. For the sake of completeness, the Company provides below its original assessment.

Securities and Exchange Commission

June 17, 2015

According to ASC 810-10-15-8, the usual condition for a controlling financial interest is ownership of a majority voting interest, i.e., more than 50% of the outstanding voting shares of another entity. However, the power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.

In the absence of participating rights held by other parties, if an investor controls the board of directors/governing body of an entity, it indicates the investor has substantive control of the entity.

Great Service Holdings Limited, which is 100% owned by Mr. Ning Tang, is the only ordinary shareholder of CreditEase, and holds 43% of the voting interests of CreditEase. None of the other shareholders, IDG, KPCB China and Morgan Stanley Private Equity Asia, i.e. the preferred shareholders, owns more than 25% of the voting interests of CreditEase. Therefore, Mr. Ning Tang holds the most voting interests among the shareholders of CreditEase.

According to the memorandum and articles of association of CreditEase:

•	CreditEase’s board of directors is composed of two directors appointed by preferred shareholders, each with one vote, and one director appointed by the ordinary shareholder, who is Mr. Ning Tang, holding three votes;

•	the business of CreditEase shall be managed by the board of directors of CreditEase; and

•	matters arising at any board meeting shall be decided by a majority of votes of the directors (more than 50% of the votes of the directors).

As a result, Mr. Ning Tang controls the board of directors of CreditEase, which is the governing body of CreditEase, and therefore controls the CreditEase group.

According to ASC 810-10-25, certain approval or veto rights held by noncontrolling shareholders (“substantive participating rights”) may call into question whether the majority shareholder actually controls the corporate investee. Substantive participating rights refer to rights that would allow the noncontrolling shareholder to effectively participate in either of the following corporate actions: (i) selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures; or (ii) establishing operational and capital decisions of the investee, including budgets, in the ordinary course of business.

Securities and Exchange Commission

June 17, 2015

On the other hand, noncontrolling rights that are only protective in nature (“protective rights”) would not overcome the presumption that the owner of a majority voting interest consolidates its investee.

In light of the above, the Company considered whether any rights held by the preferred shareholders of CreditEase would be considered substantive participating rights, and therefore prevent Mr. Ning Tang from controlling CreditEase.

Through signing a waiver letter, IDG, KPCB China and Morgan Stanley Private Equity Asia and the directors they appoint to the board of directors of CreditEase have irrevocably waived certain approval rights that could be considered substantive participating rights related to the entities in the CreditEase group that conduct the Yirendai Business, such as:

(a)	appointment or settlement of the terms of appointment of any managing director, general manager, chairman, financial controller or other key manager(s) of the companies in the CreditEase group that conduct the Yirendai Business;

(b)	authorization of any increase in compensation of any employee of any company in the CreditEase group that conducts the Yirendai Business with a monthly salary of at least RMB30,000 by more than 15% in a 12-month period.

(c)	adoption of CreditEase’s annual budget and any quarterly budget (or any change relating thereto) related to the companies in the CreditEase group that conduct the Yirendai Business;

(d)	appointment or removal of any senior management team member, who is a vice president or holds a more senior position, of any company in the CreditEase group that conducts the Yirendai Business; and

(e)	establishment of any committee of the board of directors of each of the companies in the CreditEase group that which conduct the Yirendai Business and the composition of such committee.

The remaining approval rights of the preferred shareholders are considered protective.

As a result, the Company concluded that the effective approval rights of the preferred shareholders would not prevent Mr. Ning Tang from controlling the companies in the CreditEase group that conduct the Yirendai Business.

Securities and Exchange Commission

June 17, 2015

Because Mr. Ning Tang also controls the voting rights of Heng Cheng, the Company concluded that the Reorganization would have been considered a common control transaction under voting interest model.

Note 2. Summary of Significant Accounting Policies – Basis of Consolidation, page F-10

9.	We note your response to comment 40 and the revised disclosures made on page F-13. Given your disclosure in various parts of the filing that you have completed your carve-out from CreditEase in the first quarter of 2015 please revise to include, either in Note 2 or in a subsequent event footnote the information requested in our comment 40 or tell us why such disclosure is not required.

In response to the Staff’s comment, the Company has updated Note 14 Subsequent Events to the Consolidated Financial Statements on page F-23 of the Revised Draft Registration Statement.

10.	We note your response to comment 41 and the added quantitative information for your consolidated VIE, Heng Cheng, on page F-13. Based on the presented financial statement amounts and balances, compared with your disclosure on page F-10 that you conduct the majority of your activities in PRC through Heng Cheng, please tell us why the presented amounts for Heng Cheng are significantly different than those presented in your consolidated financial statements.

The Company respectfully advises the Staff that Heng Cheng was established on September 14, 2014 and it began to provide services through an online marketplace connecting borrowers and investors in late December 2014. Prior to that, the Yirendai Business was carried out by Puxin Hengye, a subsidiary of CreditEase, with supporting services provided by other subsidiaries and VIEs of CreditEase. As such, the amounts for Heng Cheng disclosed on page F-13 represent its operations that commenced in late December 2014 up to December 31, 2014, which are significantly different from those presented in the consolidated financial statements.

11.	We further note your disclosure on page F-8 in Note 1 that in the reorganization CreditEase transferred the Yirendai Business to the Group. Given your disclosure in various parts of the filing that you have completed your carve-out from CreditEase in the first quarter of 2015, please tell us and revise to clarify if the Yirendai Business was substantively transferred to the consolidated operating VIE, Heng Cheng. If not, please tell us the various entities in the Group to whom the Yirendai Business was transferred from CreditEase.

Securities and Exchange Commission

June 17, 2015

The Company respectfully advises the Staff that the Yirendai Business was substantively transferred to the consolidated operating VIE, Heng Cheng, and/or the Company’s PRC subsidiary, Heng Ye, except for the trademarks and other intellectual property rights for the proprietary systems, as disclosed in Note 14 Subsequent Events on page F-23.

*        *        *

Securities and Exchange Commission

June 17, 2015

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com. Questions relating to accounting and auditing matters of the Company may also be directed to Elsie Zhou, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Ning Tang, Executive Chairman, Yirendai Ltd.
Yu Cong, Chief Financial Officer, Yirendai Ltd.
Elsie Zhou, Deloitte Touche Tohmatsu Certified Public Accountants LLP
Chris Lin, Esq., Simpson Thacher & Bartlett LLP